EXHIBIT 99.1

FOURTH SUPPLEMENTAL NOTE INDENTURE

This Fourth Supplemental Note Indenture is entered into as of the 31st day of May, 2012 between:

PENGROWTH ENERGY CORPORATION, a corporation amalgamated under the laws of the Province of Alberta, and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called "Pengrowth")

- and -

NAL ENERGY CORPORATION, a corporation incorporated under the laws of the Province of Alberta, and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called "NAL")

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the federal laws of Canada having an office in the City of Calgary, in the Province of Alberta, in its capacity as debenture trustee under a note indenture dated August 28, 2007, as amended and restated on December 31, 2010, with NAL (hereinafter called the "Debenture Trustee")

WITNESSETH THAT:

WHEREAS NAL and the Debenture Trustee entered into a note indenture dated August 28, 2007, as amended by a first supplemental note indenture dated December 3, 2009 and as further amended and restated by a second supplemental note indenture dated December 31, 2010 (the note indenture, as so amended and restated, the "Original Indenture") to provide for the creation and issuance of: (i) a first series of debentures being 6.75% convertible extendible unsecured subordinated debentures of NAL due August 31, 2012 (the "6.75% Debentures"); and (ii) a second series of debentures being 6.25% convertible unsecured subordinated debentures of NAL due December 31, 2014 (the "6.25% Series A Debentures");

AND WHEREAS NAL and the Debenture Trustee entered into a third supplemental note indenture (the "Third Supplemental Indenture") dated February 21, 2012 to provide for the creation and issuance of a third series of debentures being 6.25% convertible unsecured subordinated debentures of NAL due March 31, 2017 (the "6.25% Series B Debentures");

AND WHEREAS pursuant to a plan of arrangement pursuant to the Business Corporations Act (Alberta) involving Pengrowth and NAL (the "Arrangement"), effective on May 31, 2012, among other things, Pengrowth will acquire directly or indirectly, all of the issued and outstanding shares of NAL;

AND WHEREAS Section 16.1 of the Original Indenture provides that the Debenture Trustee may enter into indentures supplemental to the Original Indenture;

AND WHEREAS Article 11 of the Original Indenture permits NAL to participate in the transactions contemplated by the Arrangement provided that Pengrowth shall have entered into a supplemental indenture which sets out, among other things, the assumption by Pengrowth of all of the covenants and obligations of NAL under the Indenture, in accordance with the terms thereof;

AND WHEREAS, following the transactions contemplated by the Arrangement, Pengrowth is required pursuant to Section 6.5(d) of the Original Indenture to enter into a supplemental indenture which provides for, among other things, adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in Section 6.5 of the Original Indenture;

AND WHEREAS Pengrowth, as successor, wishes to assume all of the covenants and obligations of NAL under the Original Indenture, as supplemented by the Third Supplemental Indenture, in accordance with the terms thereof;

AND WHEREAS NAL is not in default under the Indenture;

AND WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Fourth Supplemental Indenture, to make the same effective and binding upon NAL, and allow for the transactions contemplated by the Arrangement;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by NAL and not by the Debenture Trustee.

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
DEFINITIONS AND AMENDMENTS TO INDENTURE

1.1	Definitions

All capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Indenture.  In this Fourth Supplemental Indenture, unless there is something in the subject matter or context inconsistent therewith, the following words or expressions shall have the following meanings, namely:

(a)	"Debentures" means, collectively, the 6.75% Debentures, the 6.25% Series A Debentures and the 6.25% Series B Debentures; and

(b)	"Indenture" means the Original Indenture, as supplemented by the Third Supplemental Indenture.

1.2	Amendments to Indenture

(a)
This Fourth Supplemental Indenture is supplemental to the Indenture and the Indenture and this Fourth Supplemental Indenture shall hereafter be read together and shall have effect, so far as practicable, with respect to the Debentures as if all the provisions of the Indenture and this Fourth Supplemental Indenture were contained in one instrument.  The Indenture is and shall remain in full force and effect with regards to all matters governing the Debentures, except as the Indenture is amended, superceded, modified or supplemented by this Supplemental Indenture.  Any references in the text of this Fourth Supplemental Indenture to section numbers, article numbers, "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to the Indenture unless otherwise qualified.

(b)	As of and from the date and time hereof, the Indenture is amended by substituting Pengrowth as a party to the Indenture and replacing NAL with its Successor, Pengrowth.

(c)
The definition of "Corporation" in Section 1.1(q) of the Original Indenture shall be deleted and replaced with the following "means Pengrowth Energy Corporation and includes any successor to or of the Corporation which shall have complied with the provisions of Article 11;".

(d)	The definition of "Manager" in Section 11.1(tt) of the Original Indenture shall be deleted in its entirety.

(e)	The reference to "trustee" in Sections 1.1(s) and 3.2(b) of the Original Indenture shall be changed to "directors of the Corporation".

(f)	Any and all references to "NAL Energy Corporation" in the Indenture shall be changed to refer to "Pengrowth Energy Corporation".

(g)
Any and all references to "the Manager", "Manager of the Corporation", "the Manager, on behalf of the Corporation", "the Manager (on behalf of the Corporation)", or "the Manager or the Corporation" in the Indenture shall be changed to "the Corporation".

(h)
The reference to "(as determined by the trustee of the Corporation or the directors of the Manager or the Corporation)" in Section 6.5(c) of the Indenture shall be deleted and replaced with "(as determined by the directors of the Corporation)".

(i)	Section 1.12 of the Original Indenture shall be deleted in its entirety.

(j)	The reference to "The Corporation, the Manager" in Section 13.10 of the Original Indenture shall be deleted and replaced with "The Corporation".

(k)	The reference to "trustees" in Section 13.10 of the Original Indenture shall be deleted.

(l)	Section 14.1 of the Original Indenture shall be deleted in its entirety and replaced with the following:

"14.1	Notice to the Corporation

Any notice to the Corporation under the provisions of this Indenture shall be valid and effective if delivered:

to the Corporation

Pengrowth Energy Corporation
2100, 222 – 3rd Avenue S.W.
Calgary, Alberta  T2P 0B4

Attention:	Derek Evans
Facsimile:	(403) 234-6842
E-mail:	derek.evans@pengrowth.com

with a copy to (which shall not constitute notice):

Pengrowth Energy Corporation
2100, 222 – 3rd Avenue S.W.
Calgary, Alberta  T2P 0B4

Attention:	Andrew Grasby
Facsimile:	(403) 234-6842
E-mail:	andrew.grasby@pengrowth.com

and to:

Burnet, Duckworth & Palmer LLP
Suite 2400, 525 – 8th Avenue S.W.
Calgary, Alberta  T2P 1G1

Attention:	Grant A. Zawalsky
Facsimile:	(403) 260-0332
E-mail:	gaz@bdplaw.com

or if given by registered letter, postage prepaid, to such offices and so addressed and if mailed, shall be deemed to have been effectively given three days following the mailing thereof. The Corporation may from time to time notify the Debenture Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation for all purposes of this Indenture.".

(m)
The Conversion Price in effect on the date hereof for each Common Share to be issued upon the conversion of the 6.75% Debentures shall be equal to $16.2791 such that approximately 61.4285 Common Shares shall be issued for each $1,000 principal amount of 6.75% Debentures so converted, subject to adjustment in certain events as provided in the Indenture.

(n)
The Conversion Price in effect on the date hereof for each Common Share to be issued upon the conversion of the 6.25% Series A Debentures shall be equal to $19.1860 such that approximately 52.1213 Common Shares shall be issued for each $1,000 principal amount of 6.25% Series A Debentures so converted, subject to adjustment in certain events as provided in the Indenture,

(o)
The Conversion Price in effect on the date hereof for each Common Share to be issued upon the conversion of 6.25% Series B Debentures shall be equal to $11.5116 such that approximately 86.8689 Common Shares shall be issued for each $1,000 principal amount of 6.25% Series B Debentures so converted, subject to adjustment in certain events as provided in the Indenture.

(p)	Section 2.2(k)(ii) of the Third Supplemental Indenture shall be deleted in its entirety and replaced with the following:

(ii)
The number of additional Common Shares per $1,000 principal amount of 6.25% Series B Debentures constituting the Make Whole Premium (the "Make Whole Premium Shares") shall be determined by reference to the table following subsection (iii) below, based on the Effective Date and the price (the "Stock Price") paid per Common Share in the transaction constituting the Change of Control. If holders of Common Shares receive only cash in the transaction constituting the Change of Control, the Stock Price shall be the cash amount paid per Common Share. Otherwise, the Stock Price shall be equal to the Current Market Price of the Common Shares immediately preceding the Effective Date. Notwithstanding the foregoing, in no circumstances can the effective Conversion Price (calculated by dividing $1,000 by the number of Common Shares issuable upon conversion, including the maximum number of Make Whole Premium Shares hereunder) be less than $7.15 (being the maximum permitted discounted price permitted by the Toronto Stock Exchange), prior to any adjustments that may be made to the Stock Price to correspond to an adjustment to the Conversion Price under this Third Supplemental Indenture.

(q)	Section 2.2(k)(iii)(B) and (C) of the Third Supplemental Indenture shall be deleted in its entirety and replaced with the following:

(B)	if the Stock Price on the Effective Date exceeds $29.07 per Common Share, subject to adjustment as set forth herein, the number of Make Whole Premium Shares to be issued will be zero; and

(C)	if the Stock Price on the Effective Date is less than $8.14 per Common Share, subject to adjustment as set forth herein, the number of Make Whole Premium Shares to be issued will be zero.

(r)	The table set forth in Section 2.2(k)(iii) of the Third Supplemental Indenture shall be deleted in its entirety and replaced with the following:

	Effective Date of Change of Control
Stock Price ($)	February 21, 2012	March 31, 2013	March 31, 2014	March 31, 2015	March 31, 2016	March 31, 2017
8.14	35.988	35.988	35.988	35.988	35.988	35.988
8.72	29.192	29.034	27.798	27.798	27.798	27.798
9.30	24.336	21.226	22.122	20.631	20.631	20.631

9.88	20.326	19.481	17.589	15.713	14.308	14.308
10.47	17.006	15.917	13.865	11.793	8.966	8.687
11.05	14.267	13.007	10.858	8.611	5.934	3.658
11.51	12.412	11.058	8.874	6.479	4.052	0.000
12.21	10.102	8.668	6.501	3.907	2.015	0.000
12.79	8.526	7.068	4.964	2.252	0.876	0.000
13.95	6.075	7.222	2.737	0.000	0.000	0.000
15.12	4.389	3.066	1.465	0.000	0.000	0.000
17.44	2.349	1.318	0.323	0.000	0.000	0.000
20.35	1.147	0.452	0.000	0.000	0.000	0.000
23.26	0.600	0.141	0.000	0.000	0.000	0.000
29.07	0.222	0.000	0.000	0.000	0.000	0.000

(s)
The forms of each of the certificate, the Redemption Notice, the Maturity Notice, the Conversion Notice and the Declaration for Removal of Legend for the 6.75% Debentures shall be replaced with the forms substantially as set out in Schedules A, B, C, D and E, respectively, with such insertions, omissions, substitutions or other variations as shall be required or permitted by the Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of the Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the officer or officers of Pengrowth executing such 6.75% Debentures in accordance with the Indenture.

(t)
The forms of each of the certificate, the Redemption Notice, the Maturity Notice and the Conversion Notice for the 6.25% Series A Debentures shall be replaced with the forms substantially as set out in Schedules F, G, H and I, respectively, with such insertions, omissions, substitutions or other variations as shall be required or permitted by the Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of the Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the officer or officers of Pengrowth executing such 6.25% Series A Debentures in accordance with the Indenture.

(u)
The forms of each of the certificate, the Redemption Notice, the Maturity Notice and the Conversion Notice for the 6.25% Series B Debentures shall be replaced with the forms substantially as set out in Schedules J, K, L and M, respectively, with such insertions, omissions, substitutions or other variations as shall be required or permitted by the Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of the Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the officer or officers of Pengrowth executing such 6.25% Series B Debentures in accordance with the Indenture.

ARTICLE 2
SUCCESSOR ISSUER

2.1	Assumption of Obligations

Pengrowth hereby covenants and agrees to assume and does assume all of the covenants and obligations of NAL in and to the Indenture and all of the covenants and obligations of NAL under the Debentures as and from the date and time hereof. Without limiting the generality of the foregoing, from and after the date and time hereof, the Debentures will be valid and binding obligations of Pengrowth entitling the holders thereof, as against Pengrowth, to all the rights of the Debentureholders under the Indenture.

2.2	No Novation

For greater certainty, the assumption of the Debentures referred to herein shall not be, and shall not be deemed to be, a discharge, rescission, extinguishment, novation or substitution of the Debentures and the Debentures shall continue to remain outstanding in full force and effect as existing obligations.

ARTICLE 3
ADDITIONAL MATTERS

3.1	Confirmation of Indenture

The Indenture, as amended and supplemented by this Fourth Supplemental Indenture, is in all respects confirmed.

3.2	Acceptance of Trusts

The Debenture Trustee hereby accepts the trusts in this Fourth Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.

3.3	Governing Law

This Fourth Supplemental Indenture shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as an Alberta contract.

3.4	Further Assurances

The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Fourth Supplemental Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of the Indenture and this Fourth Supplemental Indenture and carry out its provisions.

3.5	Counterparts and Formal Date

This Fourth Supplemental Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and all such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of May 31, 2012.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

PENGROWTH ENERGY CORPORATION

Per:	(Signed) "Christopher Webster"
Christopher Webster Chief Financial Officer

Per:	(Signed) "Andrew D. Grasby"
Andrew D. Grasby Senior Vice President, General Counsel & Corporate Secretary

NAL ENERGY CORPORATION

Per:	(Signed) "Kelvin B. Johnston"
Kelvin B. Johnston Director

Per:	(Signed) "Keith A. Steeves"
Keith A. Steeves Vice President, Finance and Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	(Signed) "Nazim Nathoo"
Nazim Nathoo

Per:	(Signed) "Laura Leong"
Laura Leong

SCHEDULE "A"

TO THE FOURTH SUPPLEMENTAL NOTE INDENTURE BETWEEN

PENGROWTH ENERGY CORPORATION

- AND -

NAL ENERGY CORPORATION

- AND -

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF 6.75% DEBENTURE

SCHEDULE "A"

[This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any Person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.

Unless this Certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. ("CDS") to Pengrowth Energy Corporation or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS, (and any payment is made to CDS & Co. or to such other entity as is requested by an authorized representative of CDS) ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since as the registered holder hereof, CDS & CO. has a property interest herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.]

 CUSIP/ISIN: 70706PAC8/CA70706PAC82

No. 01	$•

PENGROWTH ENERGY CORPORATION

(A corporation existing under the laws of Alberta)

6.75% CONVERTIBLE EXTENDIBLE UNSECURED SUBORDINATED DEBENTURE

DUE AUGUST 31, 2012

PENGROWTH ENERGY CORPORATION (the "Corporation") for value received hereby acknowledges itself indebted and, subject to the provisions of the note indenture (the "Original Indenture") dated as of August 28, 2007 between the Corporation, as Successor to NAL Energy Corporation, and Computershare Trust Company of Canada (the "Debenture Trustee"), as amended and restated pursuant to a second supplemental note indenture dated December 31, 2010 (the "Second Supplemental Indenture"), as further amended pursuant to a fourth supplemental note indenture dated May 31, 2012 (the "Fourth Supplemental Indenture", and, together with the Original Indenture, as supplemented by the Second Supplemental Indenture and the Fourth Supplemental Indenture, the "Indenture"), promises to pay to the registered holder hereof on the maturity date of this 6.75% Debenture, as hereinafter described, or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture, the principal sum of $• in lawful money of Canada on presentation and surrender of this 6.75% Debenture at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario in accordance with the terms of the Indenture. The maturity date (the "Maturity Date") for the 6.75% Debentures shall be August 31, 2012. The 6.75% Debentures shall, subject as herein provided, bear interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 6.75% per annum, in like money, in arrears in semi-annual installments (less any tax required by law to be deducted) on February 28 and August 31 in each year commencing on February 28, 2008 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date or earlier date of redemption) to fall due on the Maturity Date and, should the Corporation at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates. For certainty, the first interest payment will include interest accrued from August 28, 2007 to, but excluding, February 28, 2008, which will be equal to $33.84 for each $1,000 principal amount of the 6.75% Debentures. Interest hereon shall be payable by cheque mailed by prepaid ordinary mail to the registered holder hereof or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque or the sending of such electronic transfer of funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this 6.75% Debenture.

This 6.75% Debenture is one of the Debentures of the Corporation issued or issuable in one or more series under the provisions of the Indenture. The 6.75% Debentures authorized for issue immediately are limited to an aggregate principal amount of $100,000,000 in lawful money of Canada. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the 6.75% Debentures are or are to be issued and held and the rights and remedies of the holders of the 6.75% Debentures and of the Corporation and of the Debenture Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this 6.75% Debenture by acceptance hereof assents.

The 6.75% Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

Any part, being $1,000 or an integral multiple thereof, of the principal of this 6.75% Debenture, provided that the principal amount of this 6.75% Debenture is in a denomination in excess of $1,000, is convertible, at the option of the holder hereof, upon surrender of this 6.75% Debenture at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario at any time prior to the close of business on the Maturity Date or, if this 6.75% Debenture is called for redemption on or prior to such date, then up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption of this 6.75% Debenture, into Common Shares (without adjustment for interest accrued hereon or for dividends on Common Shares issuable upon conversion) at a conversion price of $16.2791 (the "Conversion Price") per Common Share, being a conversion rate of approximately 61.4285 Common Shares for each $1,000 principal amount of 6.75% Debentures so converted, all subject to the terms and conditions and in the manner set forth in the Indenture. The Indenture provides for adjustment of the Conversion Price in the events therein specified. No fractional Common Shares will be issued on any conversion but in lieu thereof, the Corporation will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest determined in accordance with the Indenture. No adjustment in the number of Common Shares to be issued upon conversion will be made for dividends on Common Shares issuable upon conversion or for interest accrued on 6.75% Debentures surrendered for conversion. Holders converting their 6.75% Debentures will receive interest which has accrued from and including the most recently completed Interest Payment Date to, but excluding, the date of conversion.

The 6.75% Debentures will be redeemable in accordance with the terms of Article 4, provided that the 6.75% Debentures will not be redeemable prior to August 31, 2010, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined herein. Subsequent to August 31, 2010, the 6.75% Debentures may be redeemed at the option of the Corporation in whole or in part from time to time on notice as provided for in Section 4.3 at a price equal to $1,050 per $1,000 principal amount of Debenture on or after September 1, 2010 and on or before August 31, 2011 and, at a price equal to $1,025 per $1,000 principal amount of Debenture on or after September 1, 2011 and before maturity, in each case, plus accrued and unpaid interest, if any. The Corporation may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy its obligation to pay all or any portion of the applicable Redemption Price by the issue of that number of Common Shares obtained by dividing the applicable Redemption Price by 95% of the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Redemption Date.

Upon the occurrence of a Change of Control of the Corporation, the Corporation is required to make an offer to purchase all of the 6.75% Debentures at a price equal to 101% of the principal amount of such 6.75% Debentures plus accrued and unpaid interest up to, but excluding, the date the 6.75% Debentures are so repurchased (the "Offer"). If 90% or more of the principal amount of all Debentures outstanding on the date the Corporation provides notice of a Change of Control to the Debenture Trustee have been tendered for purchase pursuant to the Offer, the Corporation has the right to redeem all the remaining outstanding 6.75% Debentures on the same date and at the same price.

If a takeover bid for 6.75% Debentures, within the meaning of the Securities Act (Alberta), is made and 90% or more of the principal amount of all the 6.75% Debentures (other than 6.75% Debentures held at the date of the takeover bid by or on behalf of the Offeror, Associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the 6.75% Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the 6.75% Debentures.

The Corporation may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy the obligation to repay all or any portion of the principal amount of this 6.75% Debenture due on the Maturity Date by the issue of that number of Freely Tradeable Common Shares obtained by dividing the principal amount of this 6.75% Debenture to be paid for in Common Shares pursuant to the exercise by the Corporation of the Share Repayment Right by 95% of the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Maturity Date.

The indebtedness evidenced by this 6.75% Debenture, and by all other 6.75% Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Corporation, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness (including any indebtedness to trade creditors), whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

Any payment of money or transfer of Common Shares to any holder of Debentures will be reduced by the amount of applicable withholding tax, if any. The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this 6.75% Debenture or the Indenture.

This 6.75% Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in the registers to be kept at the principal office of the Debenture Trustee in Calgary or Toronto and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Debenture Trustee may designate. No transfer of this 6.75% Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Debenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Debenture Trustee and/or other registrar may prescribe and upon surrender of this 6.75% Debenture for cancellation. Thereupon a new 6.75% Debenture or 6.75% Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This 6.75% Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Indenture.

Capitalized words or expressions used in this 6.75% Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

If any of the provisions of this 6.75% Debenture are inconsistent with the provisions of the Indenture, the provisions of the Indenture shall take precedence and shall govern.

IN WITNESS WHEREOF PENGROWTH ENERGY CORPORATION has caused this Debenture to be signed by its authorized representatives as of the 31st day of May, 2012.

PENGROWTH ENERGY CORPORATION

By:
Authorized Signatory

(FORM OF DEBENTURE TRUSTEE'S CERTIFICATE)

This 6.75% Debenture is one of the 6.75% Convertible Extendible Unsecured Subordinated Debentures due August 31, 2012 referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:
(Authorized Officer)

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Debenture Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Debenture Trustee or Registrar
May 31, 2012	CDS & Co.

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto, ________________, whose address and social insurance number, if applicable, are set forth below, this 6.75% Debenture (or $__________________ principal amount hereof*) of PENGROWTH ENERGY CORPORATION standing in the name(s) of the undersigned in the register maintained by the Corporation with respect to such 6.75% Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such 6.75% Debenture in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

*If less than the full principal amount of the within 6.75% Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold an 6.75% Debenture in a non-integral multiple of 1,000 by reason of your having exercised your right to exchange upon the making of an Offer, in which case such 6.75% Debenture is transferable only in its entirety) to be transferred.

1.
The signature(s) to this assignment must correspond with the name(s) as written upon the face of this 6.75% Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Schedule 1 Canadian chartered bank or major Canadian trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

2.	The registered holder of this 6.75% Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this 6.75% Debenture.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

EXHIBIT "1"
TO CDS GLOBAL DEBENTURE

PENGROWTH ENERGY CORPORATION

6.75% CONVERTIBLE EXTENDIBLE UNSECURED SUBORDINATED
DEBENTURES DUE AUGUST 31, 2012

Initial Principal Amount: $•

CUSIP/ISIN:	70706PAC8/CA70706PAC82

Authorization:

ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization

SCHEDULE "B"

TO THE FOURTH SUPPLEMENTAL NOTE INDENTURE BETWEEN

PENGROWTH ENERGY CORPORATION

- AND -

NAL ENERGY CORPORATION

- AND –

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF REDEMPTION NOTICE

SCHEDULE "B"

Form of Redemption Notice

PENGROWTH ENERGY CORPORATION

6.75% CONVERTIBLE EXTENDIBLE UNSECURED SUBORDINATED
DEBENTURES

REDEMPTION NOTICE

To:	Holders of 6.75% Convertible Extendible Unsecured Subordinated Debentures (the "Debentures") of Pengrowth Energy Corporation (the "Corporation")

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the note indenture (the "Original Indenture") dated as of August 28, 2007 between the Corporation, as Successor to NAL Energy Corporation, and Computershare Trust Company of Canada (the "Debenture Trustee"), as amended and restated pursuant to a second supplemental note indenture dated December 31, 2010 (the "Second Supplemental Indenture"), as further amended pursuant to a fourth supplemental note indenture dated May 31, 2012 (the "Fourth Supplemental Indenture", and, together with the Original Indenture, as supplemented by the Second Supplemental Indenture and the Fourth Supplemental Indenture, the "Indenture"), that the aggregate principal amount of $• of the $• of Debentures outstanding will be redeemed as of • (the "Redemption Date"), upon payment of a redemption amount of $• for each $1,000 principal amount of Debentures, being equal to the aggregate of (i) $• (the "Redemption Price"), and (ii) all accrued and unpaid interest hereon to but excluding the Redemption Date (collectively, the "Total Redemption Price").

The Total Redemption Price will be payable upon presentation and surrender of the Debentures called for redemption at the following corporate trust office:

Computershare Trust Company of Canada
600, 530-8th Avenue S.W.
Calgary, Alberta T2P 3S8
Attention: Manager, Corporate Trust

The interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Total Redemption Price shall not be made on presentation for surrender of such Debentures at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Total Redemption Price pursuant to the Indenture.

[Pursuant to Section 4.6 of the Indenture, the Corporation hereby irrevocably elects to satisfy its obligation to pay $• of the Redemption Price payable to holders of Debentures in accordance with this notice by issuing and delivering to the holders that number of Freely Tradeable Common Shares obtained by dividing the Redemption Price by 95% of the Current Market Price of the Common Shares.

No fractional Common Shares shall be delivered upon the exercise by the Corporation of the above-mentioned redemption right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Common Shares on the Redemption Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Redemption Date, the Corporation shall, on the Redemption Date, make the delivery to the Debenture Trustee, at the above-mentioned corporate trust office, for delivery (less applicable withholding taxes, if any) to and on account of the holders, of certificates representing the Freely Tradeable Common Shares to which holders are entitled together with the cash equivalent in lieu of fractional Common Shares, cash for all accrued and unpaid interest up to, but excluding, the Redemption Date, and, if only a portion of the Debentures are to be redeemed by issuing Freely Tradeable Common Shares, cash representing the balance of the Redemption Price.]

DATED: •

PENGROWTH ENERGY CORPORATION

Per:
Authorized Signatory

SCHEDULE "C"

TO THE FOURTH SUPPLEMENTAL NOTE INDENTURE BETWEEN

PENGROWTH ENERGY CORPORATION

- AND -

NAL ENERGY CORPORATION

- AND -

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF MATURITY NOTICE

C-1

SCHEDULE "C"

Form of Maturity Notice

PENGROWTH ENERGY CORPORATION

6.75% CONVERTIBLE EXTENDIBLE UNSECURED SUBORDINATED
DEBENTURES MATURITY NOTICE

To:	Holders of 6.75% Convertible Extendible Unsecured Subordinated Debentures (the "Debentures") of Pengrowth Energy Corporation (the "Corporation")

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.10(b) of the note indenture (the "Original Indenture") dated as of August 28, 2007 between the Corporation, as Successor to NAL Energy Corporation, and Computershare Trust Company of Canada (the "Debenture Trustee"), as amended and restated pursuant to a second supplemental note indenture dated December 31, 2010 (the "Second Supplemental Indenture"), as further amended pursuant to a fourth supplemental note indenture dated May 31, 2012 (the "Fourth Supplemental Indenture", and, together with the Original Indenture, as supplemented by the Second Supplemental Indenture and the Fourth Supplemental Indenture, the "Indenture"), that the Debentures are due and payable as of the Maturity Date and the Corporation elects to satisfy its obligation to repay to holders of Debentures the principal amount of all of the Debentures outstanding on the Maturity Date by issuing and delivering to the holders that number of Freely Tradeable Common Shares equal to the number obtained by dividing such principal amount of the Debentures by 95% of the Current Market Price of Common Shares on the Maturity Date.

No fractional Common Shares shall be delivered on exercise by the Corporation of the above mentioned repayment right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Common Shares on the Maturity Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Maturity Date, the Corporation shall, on the Maturity Date, make delivery to the Debenture Trustee, at its principal corporate trust office in Calgary, Alberta, for delivery (less applicable withholding taxes, if any,) to and on account of the holders, of certificates representing the Freely Tradeable Common Shares to which holders are entitled together with the cash equivalent in lieu of fractional Common Shares, cash for all accrued and unpaid interest up to, but excluding, the Maturity Date and if only a portion of the Debentures are to be repaid by issuing Freely Tradeable Common Shares, cash representing the balance of the principal amount and premium (if any) due on the Maturity Date.

DATED: •

PENGROWTH ENERGY CORPORATION

Per:
Authorized Signatory

C-2

SCHEDULE "D"

TO THE FOURTH SUPPLEMENTAL NOTE INDENTURE BETWEEN

PENGROWTH ENERGY CORPORATION

- AND -

NAL ENERGY CORPORATION

- AND -

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF NOTICE OF CONVERSION

D-1

SCHEDULE "D"

Form of Notice of Conversion

CONVERSION NOTICE TO: PENGROWTH ENERGY CORPORATION

TO:	PENGROWTH ENERGY CORPORATION

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

The undersigned registered holder of 6.75% Convertible Extendible Unsecured Subordinated Debentures bearing Certificate No. • irrevocably elects to convert such Debentures (or $● principal amount thereof*) in accordance with the terms of the Indenture referred to in such Debentures and tenders herewith the Debentures, and, if applicable, directs that the Common Shares of Pengrowth Energy Corporation issuable upon a conversion (net of applicable withholding taxes, if any) be issued and delivered to the Person indicated below. (If Common Shares are to be issued in the name of a Person other than the holder, all requisite transfer taxes must be tendered by the undersigned).

Dated	(Signature of Registered Holder)

*If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof).

NOTE: If Common Shares are to be issued in the name of a Person other than the holder, the signature must be guaranteed by a Schedule 1 chartered bank, a major Canadian trust company or by a member of an acceptable Medallion Guarantee Program. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

(Print name in which Common Shares are to be issued, delivered and registered)

Name:

(Address)

(City, Province and Postal Code)

Name of guarantor:

Authorized signature:

D-2

SCHEDULE "E"

TO THE FOURTH SUPPLEMENTAL NOTE INDENTURE BETWEEN

PENGROWTH ENERGY CORPORATION

- AND -

NAL ENERGY CORPORATION

- AND -

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF DECLARATION FOR REMOVAL OF LEGEND

E-1

SCHEDULE "E"

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	Computershare Trust Company of Canada, as trustee and registrar of the Securities of Pengrowth Energy Corporation

The undersigned (a) acknowledges that the sale of the securities of Pengrowth Energy Corporation (the "Corporation") to which this declaration relates is being made in reliance on Rule 904 of Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended (the "US Securities Act") and (b) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the U.S. Securities Act) of the Corporation, (2) the offer of such securities was not made to a Person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any Person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any Person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any Person acting on any of their behalf has engaged or will engage in any "directed selling efforts" (as such term is defined in Regulation S) in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the US Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the US Securities Act. Terms used herein have the meanings given to them by Regulation S of the US Securities Act.

Dated:	By:

Name:

Title:

E-2

SCHEDULE "F"

TO THE FOURTH SUPPLEMENTAL NOTE INDENTURE BETWEEN

PENGROWTH ENERGY CORPORATION

- AND -

NAL ENERGY CORPORATION

- AND -

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF 6.25% SERIES A DEBENTURE

SCHEDULE "F"

[This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any Person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.

Unless this Certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. ("CDS") to Pengrowth Energy Corporation or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & Co. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate and it is a violation of its rights for another person to hold, transfer or deal with this certificate.]

CUSIP/ISIN: 70706PAA2/CA70706PAA27

No. 01	$•

PENGROWTH ENERGY CORPORATION

(A corporation incorporated under the laws of Alberta)

6.25% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE

DUE DECEMBER 31, 2014

PENGROWTH ENERGY CORPORATION (the "Corporation") for value received hereby acknowledges itself indebted and, subject to the provisions of the note indenture (the "Original Indenture") dated as of August 28, 2007 between the Corporation, as Successor to NAL Energy Corporation, and Computershare Trust Company of Canada (the "Debenture Trustee"), as amended by a first supplemental note indenture (the "First Supplemental Indenture") dated December 3, 2009, in each case as amended and restated pursuant to a second supplemental note indenture dated December 31, 2010 (the "Second Supplemental Indenture"), as further amended pursuant to a fourth supplemental note indenture dated May 31, 2012 (the "Fourth Supplemental Indenture", and, together with the Original Indenture, as supplemented by the First Supplemental Indenture, the Second Supplemental Indenture and the Fourth Supplemental Indenture, the "Indenture"), promises to pay to the registered holder hereof on December 31, 2014 (the "Maturity Date") or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture, the principal sum of $• in lawful money of Canada on presentation and surrender of this 6.25% Convertible Unsecured Subordinated Debenture (the "6.25% Series A Debenture") at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario in accordance with the terms of the Indenture.

The 6.25% Series A Debentures shall, subject as herein provided, bear interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 6.25% per annum, in like money, in arrears in semi-annual installments (less any tax required by law to be deducted) on June 30 and December 31 in each year commencing on June 30, 2010 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date or earlier date of redemption) to fall due on the Maturity Date and, should the Corporation at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates. For certainty, the first interest payment will include interest accrued from December 3, 2009 to, but excluding, June 30, 2010, which will be equal to $35.79 for each

$1,000 principal amount of the 6.25% Series A Debentures. Interest hereon shall be payable by cheque mailed by prepaid ordinary mail to the registered holder hereof or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque or the sending of such electronic transfer of funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this 6.25% Series A Debenture.

This 6.25% Series A Debenture is one of the Debentures of the Corporation issued or issuable in one or more series under the provisions of the Indenture. The 6.25% Series A Debentures authorized for issue immediately are limited to an aggregate principal amount of $115,000,000 in lawful money of Canada. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the 6.25% Series A Debentures are or are to be issued and held and the rights and remedies of the holders of the 6.25% Series A Debentures and of the Corporation and of the Debenture Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this 6.25% Series A Debenture by acceptance hereof assents.

The 6.25% Series A Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

Any part, being $1,000 or an integral multiple thereof, of the principal of this 6.25% Series A Debenture, provided that the principal amount of this 6.25% Series A Debenture is in a denomination in excess of $1,000, is convertible, at the option of the holder hereof, upon surrender of this 6.25% Series A Debenture at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario at any time prior to the close of business on the Maturity Date or, if this 6.25% Series A Debenture is called for redemption on or prior to such date, then up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption of this 6.25% Series A Debenture, into Common Shares (without adjustment for interest accrued hereon or for dividends on Common Shares issuable upon conversion) at a conversion price of $19.1860 (the "Conversion Price") per Common Share, being a conversion rate of approximately 52.1213 Common Shares for each $1,000 principal amount of 6.25% Series A Debentures so converted, all subject to the terms and conditions and in the manner set forth in the Indenture. The Indenture provides for adjustment of the Conversion Price in the events therein specified. No fractional Common Shares will be issued on any conversion but in lieu thereof, the Corporation will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest determined in accordance with the Indenture. No adjustment in the number of Common Shares to be issued upon conversion will be made for dividends on Common Shares issuable upon conversion or for interest accrued on 6.25% Series A Debentures surrendered for conversion. Holders converting their 6.25% Series A Debentures will receive interest which has accrued from and including the most recently completed Interest Payment Date to, but excluding, the date of conversion.

The 6.25% Series A Debentures will be redeemable in accordance with the terms of Article 4 of the Indenture, provided that the 6.25% Series A Debentures will not be redeemable on or prior to December 31, 2012, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined herein. Subsequent to December 31, 2012, the 6.25% Series A Debentures may be redeemed at the option of the Corporation in whole or in part from time to time on notice as provided for in Section 4.3 of the Indenture at a price equal to $1,050 per $1,000 principal amount of Debenture on or after January 1, 2013 and on or before December 31, 2013 and at a price equal to $1,025 per $1,000 principal amount of Debenture on or after January 1, 2014 and before maturity, in each case, plus accrued and unpaid interest, if any. The Corporation may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy its obligation to pay all or any portion of the applicable Redemption Price by the issue of that number of Common Shares obtained by dividing the applicable Redemption Price by 95% of the volume-weighted average trading price of the Common Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Redemption Date.

Upon the occurrence of a Change of Control of the Corporation, the Corporation is required to make an offer to purchase all of the 6.25% Series A Debentures at a price equal to 101% of the principal amount of such 6.25% Series A Debentures plus accrued and unpaid interest up to, but excluding, the date the 6.25% Series A Debentures are so repurchased (the "Offer"). If 90% or more of the principal amount of all Debentures outstanding on the date the Corporation provides notice of a Change of Control to the Debenture Trustee have been tendered for purchase pursuant to the Offer, the Corporation has the right to redeem all the remaining outstanding 6.25% Series A Debentures on the same date and at the same price.

If a takeover bid for 6.25% Series A Debentures, within the meaning of the Securities Act (Alberta), is made and 90% or more of the principal amount of all of the 6.25% Series A Debentures (other than 6.25% Series A Debentures held at the date of the takeover bid by or on behalf of the Offeror, Associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the 6.25% Series A Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the 6.25% Series A Debentures.

The Corporation may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy the obligation to repay all or any portion of the principal amount of this 6.25% Series A Debenture due on the Maturity Date by the issue of that number of Freely Tradeable Common Shares obtained by dividing the principal amount and premium (if any) of this 6.25% Series A Debenture to be paid for in Common Shares pursuant to the exercise by the Corporation of the Unit Repayment Right by 95% of the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Maturity Date.

The indebtedness evidenced by this 6.25% Series A Debenture, and by all other 6.25% Series A Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Corporation, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness (including any indebtedness to trade creditors), whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

Any payment of money or transfer of Common Shares to any holder of Debentures will be reduced by the amount of applicable withholding tax, if any. The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this 6.25% Series A Debenture or the Indenture.

This 6.25% Series A Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in the registers to be kept at the principal office of the Debenture Trustee in Calgary or Toronto and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Debenture Trustee may designate. No transfer of this 6.25% Series A Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Debenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Debenture Trustee and/or other registrar may prescribe and upon surrender of this 6.25% Series A Debenture for cancellation. Thereupon a new 6.25% Series A Debenture or 6.25% Series A Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This 6.25% Series A Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Indenture.

Capitalized words or expressions used in this 6.25% Series A Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

If any of the provisions of this 6.25% Series A Debenture are inconsistent with the provisions of the Indenture, the provisions of the Indenture shall take precedence and shall govern.

IN WITNESS WHEREOF PENGROWTH ENERGY CORPORATION has caused this Debenture to be signed by its authorized representatives as of the 31st day of May, 2012.

PENGROWTH ENERGY CORPORATION

Per:
Authorized Signatory

(FORM OF DEBENTURE TRUSTEE'S CERTIFICATE)

This 6.25% Series A Debenture is one of the 6.25% Convertible Unsecured Subordinated Debentures due December 31, 2014 referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:
(Authorized Officer)

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Debenture Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Debenture Trustee or Registrar
May 31, 2012	CDS & Co.

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto, ________________, whose address and social insurance number, if applicable, are set forth below, this 6.25% Series A Debenture (or $________________ principal amount hereof*) of PENGROWTH ENERGY CORPORATION standing in the name(s) of the undersigned in the register maintained by the Corporation with respect to such 6.25% Series A Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such 6.25% Series A Debenture in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

*If less than the full principal amount of the within 6.25% Series A Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold a 6.25% Series A Debenture in a non-integral multiple of 1,000 by reason of your having exercised your right to exchange upon the making of an Offer, in which case such 6.25% Series A Debenture is transferable only in its entirety) to be transferred.

1.
The signature(s) to this assignment must correspond with the name(s) as written upon the face of this 6.25% Series A Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Schedule 1 Canadian chartered bank or major Canadian trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

2.
The registered holder of this 6.25% Series A Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

EXHIBIT "1"

TO CDS GLOBAL DEBENTURE

PENGROWTH ENERGY CORPORATION

6.25% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
DUE DECEMBER 31, 2014

Initial Principal Amount: $•

CUSIP/ISIN:	70706PAA2/CA70706PAA27

Authorization:

ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization

SCHEDULE "G"

TO THE FOURTH SUPPLEMENTAL NOTE INDENTURE BETWEEN

PENGROWTH ENERGY CORPORATION

- AND -

NAL ENERGY CORPORATION

- AND -

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF REDEMPTION NOTICE

SCHEDULE "G"

Form of Redemption Notice

PENGROWTH ENERGY CORPORATION

6.25% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

REDEMPTION NOTICE

To:	Holders of 6.25% Convertible Unsecured Subordinated Debentures (the "Debentures") of Pengrowth Energy Corporation (the "Corporation")

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the note indenture (the "Original Indenture") dated as of August 28, 2007 between the Corporation, as Successor to NAL Energy Corporation, and Computershare Trust Company of Canada (the "Debenture Trustee") as amended by a first supplemental note indenture (the "First Supplemental Indenture") dated December 3, 2009, in each case as amended and restated pursuant to a second supplemental note indenture dated December 31, 2010 (the "Second Supplemental Indenture"), as further amended pursuant to a fourth supplemental note indenture dated May 31, 2012 (the "Fourth Supplemental Indenture", and, together with the Original Indenture, as supplemented by the First Supplemental Indenture, the "Indenture"), that the aggregate principal amount of $• of the $• of Debentures outstanding will be redeemed as of • (the "Redemption Date"), upon payment of a redemption amount of $• for each $1,000 principal amount of Debentures, being equal to the aggregate of (i) $• (the "Redemption Price"), and (ii) all accrued and unpaid interest hereon to but excluding the Redemption Date (collectively, the "Total Redemption Price").

The Total Redemption Price will be payable upon presentation and surrender of the Debentures called for redemption at the following corporate trust office:

Computershare Trust Company of Canada
600, 530-8th Avenue S.W.
Calgary, Alberta T2P 3S8
Attention: Manager, Corporate Trust

The interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Total Redemption Price shall not be made on presentation and surrender of such Debentures at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Total Redemption Price pursuant to the Indenture.

[Pursuant to Section 4.6 of the Indenture, the Corporation hereby irrevocably elects to satisfy its obligation to pay $• of the Redemption Price payable to holders of Debentures in accordance with this notice by issuing and delivering to the holders that number of Freely Tradeable Common Shares obtained by dividing the Redemption Price by 95% of the Current Market Price of the Common Shares on the Redemption Date.

No fractional Common Shares shall be delivered upon the exercise by the Corporation of the above-mentioned redemption right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price of the Common Shares on the Redemption Date (less applicable tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Redemption Date, the Corporation shall, on the Redemption Date, make the delivery to the Debenture Trustee, at the above-mentioned corporate trust office, for delivery (less applicable withholding taxes, if any) to and on account of the holders, of certificates representing the Freely Tradeable Common Shares to which holders are entitled together with the cash equivalent in lieu of fractional Common Shares, cash for all accrued and unpaid interest up to, but excluding, the Redemption Date, and, if only a portion of the Debentures are to be redeemed by issuing Freely Tradeable Common Shares, cash representing the balance of the Redemption Price.]

DATED: •

PENGROWTH ENERGY CORPORATION

By:
Authorized Signatory

SCHEDULE "H"

TO THE FOURTH SUPPLEMENTAL NOTE INDENTURE BETWEEN

PENGROWTH ENERGY CORPORATION

- AND -

NAL ENERGY CORPORATION

- AND -

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF MATURITY NOTICE

H-1

SCHEDULE "H"

Form of Maturity Notice

PENGROWTH ENERGY CORPORATION

6.25% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

MATURITY NOTICE

To:	Holders of 6.25% Convertible Unsecured Subordinated Debentures (the "Debentures") of Pengrowth Energy Corporation (the "Corporation")

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentionedbelow, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.10(b) of the note indenture (the "Original Indenture") dated as of August 28, 2007 between the Corporation, as Successor to NAL Energy Corporation, and Computershare Trust Company of Canada, as trustee (the "Debenture Trustee") as amended by a first supplemental note indenture (the "First Supplemental Indenture") dated December 3, 2009, in each case as amended and restated pursuant to a second supplemental note indenture dated December 31, 2010 (the "Second Supplemental Indenture"), as further amended pursuant to a fourth supplemental note indenture dated May 31, 2012 (the "Fourth Supplemental Indenture", and, together with the Original Indenture, as supplemented by the First Supplemental Indenture, the "Indenture") between the Corporation and the Debenture Trustee that the Debentures are due and payable as of the Maturity Date and the Corporation elects to satisfy its obligation to repay to holders of Debentures the principal amount of all of the Debentures outstanding on the Maturity Date by issuing and delivering to the holders that number of Freely Tradeable Common Shares equal to the number obtained by dividing such principal amount and premium (if any) of the Debentures by 95% of the Current Market Price of the Common Shares on the Maturity Date.

No fractional Common Shares shall be delivered on exercise by the Corporation of the above mentioned repayment right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price of the Common Shares on the Maturity Date (less applicable tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Maturity Date, the Corporation shall, on the Maturity Date, make delivery to the Debenture Trustee, at its principal corporate trust office in Calgary, Alberta, for delivery (less applicable withholding taxes, if any) to and on account of the holders of certificates representing the Freely Tradeable Common Shares to which holders are entitled together with the cash equivalent in lieu of fractional Common Shares, cash for all accrued and unpaid interest up to, but excluding, the Maturity Date and if only a portion of the Debentures are to be repaid by issuing Freely Tradeable Common Shares, cash representing the balance of the principal amount and premium (if any) due on the Maturity Date.

DATED: •

PENGROWTH ENERGY CORPORATION

By:
Authorized Signatory

H-2

SCHEDULE "I"

TO THE FOURTH SUPPLEMENTAL NOTE INDENTURE BETWEEN

PENGROWTH ENERGY CORPORATION

- AND -

NAL ENERGY CORPORATION

- AND -

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF NOTICE OF CONVERSION

I-1

SCHEDULE "I"

Form of Notice of Conversion

CONVERSION NOTICE TO: PENGROWTH ENERGY CORPORATION

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

The undersigned registered holder of 6.25% Convertible Unsecured Subordinated Debentures bearing Certificate No. • irrevocably elects to convert such Debentures (or $• principal amount thereof*) in accordance with the terms of the Indenture referred to in such Debentures and tenders herewith the Debentures, and, if applicable, directs that the Common Shares of Pengrowth Energy Corporation issuable upon a conversion (net of applicable withholding taxes, if any) be issued and delivered to the Person indicated below. (If Common Shares are to be issued in the name of a Person other than the holder, all requisite transfer taxes must be tendered by the undersigned).

Dated	(Signature of Registered Holder)

*	If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof).

NOTE:
If Common Shares are to be issued in the name of a Person other than the holder, the signature must be guaranteed by a Schedule 1 chartered bank, a major Canadian trust company or by a member of an acceptable Medallion Guarantee Program. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

(Print name in which Common Shares are to be issued, delivered and registered)

Name:

(Address)

(City, Province and Postal Code)

Name of guarantor:

Authorized signature:

I-2

SCHEDULE "J"

TO THE FOURTH SUPPLEMENTAL NOTE INDENTURE BETWEEN

PENGROWTH ENERGY CORPORATION

- AND -

NAL ENERGY CORPORATION

- AND -

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF 6.25% SERIES B DEBENTURE

SCHEDULE "J"

[TO BE ADDED TO ANY GLOBAL DEBENTURE: This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any Person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.

Unless this Certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. ("CDS") to Pengrowth Energy Corporation or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & Co. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate and it is a violation of its rights for another person to hold, transfer or deal with this certificate.)

[TO BE ADDED TO ANY U.S. DEBENTURE: THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR U.S. STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF PENGROWTH ENERGY CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY: (A) TO PENGROWTH ENERGY CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT ("REGULATION S") AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE US. SECURITIES ACT OR (2) RULE 144 UNDER THE US. SECURITIES ACT, IF AVAILABLE AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, (D) UNDER AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, OR (E) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES; PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (E) ABOVE, A LEGAL OPINION SATISFACTORY TO PENGROWTH ENERGY CORPORATION MUST FIRST BE PROVIDED.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ("TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON THE TSX. IF PENGROWTH ENERGY CORPORATION IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF STOCK EXCHANGES IN CANADA, MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA, AS REGISTRAR AND TRANSFER AGENT FOR THESE SECURITIES, OR SUCH OTHER ORGANIZATION OR ENTITY PERFORMING SUCH FUNCTION FOR PENGROWTH ENERGY CORPORATION (THE "TRANSFER AGENT") UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE TRANSFER AGENT AND PENGROWTH ENERGY CORPORATION, AND, IF SO REQUIRED BY THE TRANSFER AGENT, AN OPINION OF COUNSEL TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S.]

[CUSIP/ISIN: 70706PAB0/CA70706PAB00]
[US GLOBAL DEBENTURES: CUSIP/ISIN: 70706PAD6/CA70706PAD65]

No. 01	$•

PENGROWTH ENERGY CORPORATION

(A corporation incorporated under the laws of Alberta)

6.25% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE

DUE MARCH 31, 2017

PENGROWTH ENERGY CORPORATION (the "Corporation") for value received hereby acknowledges itself indebted and, subject to the provisions of the note indenture (the "Original Indenture") dated as of August 28, 2007 between the Corporation, as Successor to NAL Energy Corporation, and Computershare Trust Company of Canada (the "Debenture Trustee"), as amended by a first supplemental note indenture dated December 3, 2009 (the "First Supplemental Indenture"), as amended and restated by a second supplemental note indenture dated December 31, 2010 (the "Second Supplemental Indenture"), as amended by a third supplemental note indenture dated February 21, 2012 (the "Third Supplemental Indenture"), and as further amended pursuant to a fourth supplemental note indenture dated May 31, 2012 (the "Fourth Supplemental Indenture", and, together with the Original Indenture, as supplemented by the Second Supplemental Indenture and the Fourth Supplemental Indenture, the "Indenture") promises to pay to the registered holder hereof on March 31, 2017 (the "Maturity Date") or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture, the principal sum of $• in lawful money of Canada on presentation and surrender of this 6.25% Convertible Unsecured Subordinated Debenture due March 31, 2017 (the "6.25% Series B Debenture") at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario in accordance with the terms of the Indenture. The 6.25% Series B Debentures shall, subject as herein provided, bear interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 6.25% per annum, in like money, in arrears in semi-annual instalments (less any tax required by law to be deducted) on March 31 and September 30 in each year commencing on September 30, 2012 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date or earlier date of redemption) to fall due on the Maturity Date and, should the Corporation at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates. For certainty, the first interest payment will include interest accrued from February 21, 2012 to, but excluding, September 30, 2012, which will be equal to $38.0137 for each $1,000 principal amount of the 6.25% Series B Debentures. Interest hereon shall be payable by cheque mailed by prepaid ordinary mail to the registered holder hereof or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque or the sending of such electronic transfer of funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this 6.25% Series B Debenture.

This 6.25% Series B Debenture is one of the Debentures of the Corporation issued or issuable in one or more series under the provisions of the Indenture. The 6.25% Series B Debentures authorized for issue immediately are limited to an aggregate principal amount of $150,000,000 in lawful money of Canada. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the 6.25% Series B Debentures are or are to be issued and held and the rights and remedies of the holders of the 6.25% Series B Debentures and of the Corporation and of the Debenture Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this 6.25% Series B Debenture by acceptance hereof assents.

The 6.25% Series B Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, 6.25% Series B Debentures of any denomination may be exchanged for an equal aggregate principal amount of 6.25% Series B Debentures in any other authorized denomination or denominations.

Any part, being $1,000 or an integral multiple thereof, of the principal amount of this 6.25% Series B Debenture, provided that the principal amount of this 6.25% Series B Debenture is in a denomination in excess of $1,000, is convertible, at the option of the holder hereof, upon surrender of this 6.25% Series B Debenture at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario at any time prior to the close of business on the Maturity Date or, if this 6.25% Series B Debenture is called for redemption or repurchase on or prior to such date, then up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption or repurchase of this 6.25% Series B Debenture, into Common Shares (without adjustment for interest accrued hereon or for dividends on Common Shares issuable upon conversion) at a conversion price of $11.5116 (the "Conversion Price") per Common Share, being a conversion rate of approximately 86.8689 Common Shares for each $1,000 principal amount of 6.25% Series B Debentures so converted, all subject to the terms and conditions and in the manner set forth in the Indenture. The Indenture provides for adjustment of the Conversion Price in the events therein specified. No fractional Common Shares will be issued on any conversion but in lieu thereof, the Corporation will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest determined in accordance with the Indenture. Except as set forth in the Indenture, no adjustment in the number of Common Shares to be issued upon conversion will be made for dividends on Common Shares issuable upon conversion or for interest accrued on 6.25% Series B Debentures surrendered for conversion. Holders converting their 6.25% Series B Debentures will receive interest which has accrued from and including the most recently completed Interest Payment Date to, but excluding, the date of conversion.

The 6.25% Series B Debentures will be redeemable in accordance with the terms of Article 4 of the Original Indenture and Article 2 of the Third Supplemental Indenture, provided that the 6.25% Series B Debentures will not be redeemable prior to March 31, 2015, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined herein. On or after March 31, 2015 and prior to maturity, the 6.25% Series B Debentures may be redeemed at the option of the Corporation in whole or in part from time to time on notice as provided for in Section 4.3 of the Indenture at a price equal to $1,000 per $1,000 principal amount of 6.25% Series B Debenture plus accrued and unpaid interest, if any, provided that the Current Market Price on the date immediately preceding the date on which the Redemption Notice is given is not less than 125% of the Conversion Price. The Corporation may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy its obligation to pay all or any portion of the applicable Redemption Price by the issue of that number of Common Shares obtained by dividing the applicable Redemption Price by 95% of the volume-weighted average trading price of the Common Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Redemption Date.

Upon the occurrence of a Change of Control of the Corporation, the Corporation is required to make an offer to purchase, in whole or in part, all of the 6.25% Series B Debentures at a price equal to 100% of the principal amount of such 6.25% Series B Debentures plus accrued and unpaid interest up to, but excluding, the date the 6.25% Series B Debentures are so repurchased (the "Offer"). If 90% or more of the principal amount of all 6.25% Series B Debentures outstanding on the date the Corporation provides notice of a Change of Control to the Debenture Trustee have been tendered for purchase pursuant to the Offer, the Corporation has the right to redeem all the remaining outstanding 6.25% Series B Debentures on the same date and at the same price. Subject to regulatory approval, upon the occurrence of a Cash Change of Control, during the Cash Change of Control Conversion Period, holders of 6.25% Series B Debentures will be entitled to convert their 6.25% Series B Debentures, in whole or in part, and receive an additional number of Common Shares (or cash or other property or securities in substitution therefor) per $1,000 principal amount of 6.25% Series B Debentures as set forth in the Indenture.

If a takeover bid for the 6.25% Series B Debentures, within the meaning of the Securities Act (Alberta), is made and 90% or more of the principal amount of all of the 6.25% Series B Debentures (other than 6.25% Series B Debentures held at the date of the takeover bid by or on behalf of the Offeror, Associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the 6.25% Series B Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the 6.25% Series B Debentures.

The Corporation may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy the obligation to repay all or any portion of the principal amount of this 6.25% Series B Debenture due on the Maturity Date by the issue of that number of Freely Tradeable Common Shares obtained by dividing the principal amount and premium (if any) of this 6.25% Series B Debenture to be paid for in Common Shares pursuant to the exercise by the Corporation of the Share Repayment Right by 95% of the volume-weighted average trading price of the Common Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Maturity Date.

The indebtedness evidenced by this 6.25% Series B Debenture, and by all other 6.25% Series B Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Corporation, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness (including any indebtedness to trade creditors), whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

Any payment of money or transfer of Common Shares to any holder of 6.25% Series B Debentures will be reduced by the amount of applicable withholding tax, if any. The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this 6.25% Series B Debenture or the Indenture.

This 6.25% Series B Debentures may only be transferred, upon compliance with the conditions prescribed in the Indenture, in the registers to be kept at the principal office of the Debenture Trustee in Calgary or Toronto and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Debenture Trustee may designate. No transfer of this 6.25% Series B Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Debenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Debenture Trustee and/or other registrar may prescribe and upon surrender of this 6.25% Series B Debenture for cancellation. Thereupon a new 6.25% Series B Debenture or 6.25% Series B Debenture in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This 6.25% Series B Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Indenture.

Capitalized words or expressions used in this 6.25% Series B Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

If any of the provisions of this 6.25% Series B Debenture are inconsistent with the provisions of the Indenture, the provisions of the Indenture shall take precedence and shall govern.

IN WITNESS WHEREOF PENGROWTH ENERGY CORPORATION has caused this 6.25% Series B Debenture to be signed by its authorized representatives as of the 31st day of May, 2012.

PENGROWTH ENERGY CORPORATION

Per:
Authorized Signatory

(FORM OF DEBENTURE TRUSTEE'S CERTIFICATE)

This 6.25% Series B Debenture is one of the 6.25% Convertible Unsecured Subordinated Debentures due March 31, 2017 referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:
(Authorized Officer)

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Debenture Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Debenture Trustee or Registrar
May 31, 2012	CDS & Co.

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____________, whose address and social insurance number, if applicable, are set forth below, this 6.25% Series B Debenture (or $__________________ principal amount hereof*) of PENGROWTH ENERGY CORPORATION standing in the name(s) of the undersigned in the register maintained by the Corporation with respect to such 6.25% Series B Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such 6.25% Series B Debenture in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

*If less than the full principal amount of the within 6.25% Series B Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold a 6.25% Series B Debenture in a non-integral multiple of 1,000 by reason of your having exercised your right to exchange upon the making of an Offer, in which case such 6.25% Series B Debenture is transferable only in its entirety) to be transferred.

3.
The signature(s) to this assignment must correspond with the name(s) as written upon the face of this 6.25% Series B Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Schedule 1 Canadian chartered bank or major Canadian trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

4.
The registered holder of this 6.25% Series B Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this 6.25% Series B Debenture.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

EXHIBIT "1"

TO CDS GLOBAL DEBENTURE

PENGROWTH ENERGY CORPORATION

6.25% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
DUE MARCH 31, 2017

Initial Principal Amount: $•

[CUSIP/ISIN: 70706PAB0/CA70706PAB00]
[US GLOBAL DEBENTURES: CUSIP/ISIN: 70706PAD6/CA70706PAD65]

Authorization:

ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization

SCHEDULE "K"

TO THE FOURTH SUPPLEMENTAL NOTE INDENTURE BETWEEN

PENGROWTH ENERGY CORPORATION

- AND -

NAL ENERGY CORPORATION

- AND -

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF REDEMPTION NOTICE

SCHEDULE "K"

Form of Redemption Notice

PENGROWTH ENERGY CORPORATION

6.25% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES DUE MARCH 31, 2017

REDEMPTION NOTICE

To:	Holders of 6.25% Convertible Unsecured Subordinated Debentures due March 31, 2017 (the "Debentures") of Pengrowth Energy Corporation (the "Corporation")

And To:	Computershare Trust Company of Canada

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the note indenture (the "Original Indenture") dated as of August 28, 2007 between the Corporation, as Successor to NAL Energy Corporation, and Computershare Trust Company of Canada (the "Debenture Trustee"), as amended by a first supplemental note indenture dated December 3, 2009 (the "First Supplemental Indenture"), as amended and restated by a second supplemental note indenture dated December 31, 2010 (the "Second Supplemental Indenture"), as amended by a third supplemental note indenture dated February 21, 2012 (the "Third Supplemental Indenture"), and as further amended pursuant to a fourth supplemental note indenture dated May 31, 2012 (the "Fourth Supplemental Indenture", and, together with the Original Indenture, as supplemented by the Second Supplemental Indenture, the Third Supplemental Indenture and the Fourth Supplemental Indenture, the "Indenture"), that the aggregate principal amount of $• of the $• of Debentures outstanding will be redeemed as of • (the "Redemption Date"), upon payment of a redemption amount of $• for each $1,000 principal amount of Debentures, being equal to the aggregate of (i) $• (the "Redemption Price"), and (ii) all accrued and unpaid interest hereon to but excluding the Redemption Date (collectively, the "Total Redemption Price").

The Total Redemption Price will be payable upon presentation and surrender of the Debentures called for redemption at the following corporate trust office:

Computershare Trust Company of Canada
600, 530-8th Avenue S.W.
Calgary, Alberta T2P 3S8
Attention: Manager, Corporate Trust

The interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Total Redemption Price shall not be made on presentation and surrender of such Debentures at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Total Redemption Price pursuant to the Indenture.

[Pursuant to Section 4.6 of the Indenture, the Corporation hereby irrevocably elects to satisfy its obligation to pay $• of the Redemption Price payable to holders of Debentures in accordance with this notice by issuing and delivering to the holders that number of Freely Tradeable Common Shares obtained by dividing the Redemption Price by 95% of the Current Market Price of the Common Shares on the Redemption Date.

No fractional Common Shares shall be delivered upon the exercise by the Corporation of the above-mentioned redemption right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price of the Common Shares on the Redemption Date (less applicable tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Redemption Date, the Corporation shall, on the Redemption Date, make the delivery to the Debenture Trustee, at the above-mentioned corporate trust office, for delivery (less applicable withholding taxes, if any) to and on account of the holders, of certificates representing the Freely Tradeable Common Shares to which holders are entitled together with the cash equivalent in lieu of fractional Common Shares, cash for all accrued and unpaid interest up to, but excluding, the Redemption Date, and, if only a portion of the Debentures are to be redeemed by issuing Freely Tradeable Common Shares, cash representing the balance of the Redemption Price.]

DATED: •

PENGROWTH ENERGY CORPORATION

Per:

SCHEDULE "L"

TO THE FOURTH SUPPLEMENTAL NOTE INDENTURE BETWEEN

PENGROWTH ENERGY CORPORATION

- AND -

NAL ENERGY CORPORATION

- AND -

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF MATURITY NOTICE

L-1

SCHEDULE "L"

Form of Maturity Notice

PENGROWTH ENERGY CORPORATION

6.25% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES DUE MARCH 31, 2017

MATURITY NOTICE

To:	Holders of 6.25% Convertible Unsecured Subordinated Debentures due March 31, 2017 (the "Debentures") of Pengrowth Energy Corporation (the "Corporation")

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.10(b) of the note indenture (the "Original Indenture") dated as of August 28, 2007 between the Corporation, as Successor to NAL Energy Corporation, and Computershare Trust Company of Canada (the "Debenture Trustee"), as amended by a first supplemental note indenture dated December 3, 2009 (the "First Supplemental Indenture"), as amended and restated by a second supplemental note indenture dated December 31, 2010 (the "Second Supplemental Indenture"), as amended by a third supplemental note indenture dated February 21, 2012 (the "Third Supplemental Indenture"), and as further amended pursuant to a fourth supplemental note indenture dated May 31, 2012 (the "Fourth Supplemental Indenture", and, together with the Original Indenture, as supplemented by the Second Supplemental Indenture, the Third Supplemental Indenture and the Fourth Supplemental Indenture, the "Indenture") that the Debentures are due and payable as of the Maturity Date and the Corporation elects to satisfy its obligation to repay to holders of Debentures the principal amount of all of the Debentures outstanding on the Maturity Date by issuing and delivering to the holders that number of Freely Tradeable Common Shares equal to the number obtained by dividing such principal amount and premium (if any) of the Debentures by 95% of the Current Market Price of the Common Shares on the Maturity Date.

No fractional Common Shares shall be delivered on exercise by the Corporation of the above mentioned repayment right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price of the Common Shares on the Maturity Date (less applicable tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Maturity Date, the Corporation shall, on the Maturity Date, make delivery to the Debenture Trustee, at its principal corporate trust office in Calgary, Alberta, for delivery (less applicable withholding taxes, if any) to and on account of the holders of certificates representing the Freely Tradeable Common Shares to which holders are entitled together with the cash equivalent in lieu of fractional Common Shares, cash for all accrued and unpaid interest up to, but excluding, the Maturity Date and if only a portion of the Debentures are to be repaid by issuing Freely Tradeable Common Shares, cash representing the balance of the principal amount and premium (if any) due on the Maturity Date.

DATED: •

PENGROWTH ENERGY CORPORATION

Per:

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SCHEDULE "M"

TO THE FOURTH SUPPLEMENTAL NOTE INDENTURE BETWEEN

PENGROWTH ENERGY CORPORATION

- AND -

NAL ENERGY CORPORATION

- AND -

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF NOTICE OF CONVERSION

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SCHEDULE "M"

Form of Notice of Conversion

CONVERSION NOTICE

TO:	PENGROWTH ENERGY CORPORATION

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

The undersigned registered holder of 6.25% Convertible Unsecured Subordinated Debentures due March 31, 2017 bearing Certificate No. • irrevocably elects to convert such Debentures (or $• principal amount thereof*) in accordance with the terms of the Indenture referred to in such Debentures and tenders herewith the Debentures, and, if applicable, directs that the Common Shares of Pengrowth Energy Corporation issuable upon conversion (net of applicable withholding taxes, if any) be issued and delivered to the Person indicated below. (If Common Shares are to be issued in the name of a Person other than the holder, all requisite transfer taxes must be tendered by the undersigned).

Dated	(Signature of Registered Holder)

*	If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof).

NOTE:
If Common Shares are to be issued in the name of a Person other than the holder, the signature must be guaranteed by a Schedule 1 chartered bank, a major Canadian trust company or by a member of an acceptable Medallion Guarantee Program. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

(Print name in which Common Shares are to be issued, delivered and registered)

Name:

(Address)

(City, Province and Postal Code)

Name of guarantor:

Authorized signature:

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